

September 4, 2012

Via E-mail
Mr. William Babcock
Executive Vice President and
Chief Financial Officer
PartnerRe Ltd.
90 Pitts Bay Road
Pembroke, HM08, Bermuda

Re: PartnerRe Ltd.
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed February 24, 2012
File No. 001-14536

Dear Mr. Babcock:

We have reviewed your August 17, 2012 response to our August 6, 2012 letter and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe this comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your response to our comment.

After reviewing the information you provide in response to this comment, we may have additional comments and/or request that you amend your filing.

Notes to Consolidated Financial Statements
Note 14. Dividend Restrictions and Statutory Requirements, page 182

1. We acknowledge your proposal to remove the word "unaudited" in response to comment one; however, we do not believe reference to "estimated" in the column for 2011 is appropriate as it would be inconsistent with disclosure of many other amounts throughout the financial statements that are also estimated. Please confirm that you will not make this reference in future filings. In addition, please provide us proposed disclosure to be included in future filings to:

    • Disclose the amount of statutory capital and surplus necessary to satisfy regulatory requirements, if significant in relation to the entity's statutory capital and surplus, as required under ASC 944-505-50-1b.

Mr. William Babcock
PartnerRe Ltd.
September 4, 2012
Page 2

- Disclose the amount of retained earnings that is not available for the payment of dividends to PartnerRe Ltd.'s stockholders and the amount that may not be transferred to PartnerRe Ltd. by its subsidiaries to comply with ASC 944-505-50-1c and Rule 4-08(e) of Regulation S-X.
- Disclose the amounts of restricted net assets for unconsolidated subsidiaries and consolidated subsidiaries as of the end of the most recently completed fiscal year. Refer to Rule 4-08(e)(3)(ii) of Regulation S-X.
- Disclose information, as applicable, required under ASC 944-505-50-2 through 6, or tell us that no such regulatory event would have been triggered.

You may contact Dana Hartz, Staff Accountant, at (202) 551-3648 or Mary Mast, Senior Staff Accountant, at (202) 551-3613 if you have questions regarding this comment. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant